UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL CONDUCTS SWEEPING REPAIRS OF WASHING PLANTS

Moscow, Russia – 17 September 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports that a sweeping campaign of major repairs is being implemented at its mining division’s washing plants. The total cost is over 1 billion rubles.

The most large-scale repairs in terms of the scope of works are being held at Neryungrinskaya Washing Plant, which is part of Yakutugol Holding Company. The main stage of repair works has been completed in September. As part of the repair campaign, the plant replaced and restored trunk conveyors, as well as conveyors at the finished product loading area. Yakutugol’s specialists and contractors assembled three new sizing screens and overhauled nine more. The plant also launched three new centrifuges for removing surplus moisture from coal concentrates. The plant’s sludge pumps are being renewed. Five new magnetic roughers are due to be acquired before the end of the year. The plant also plans to repair two drying machines, one of which has been finished in September and the second is due to launch in October.

Southern Kuzbass Coal Company’s Krasnogorskaya Washing Plant acquired seven new vibrating and high-frequency screens, 14 pumps, and one magnetic rougher. Two magnetic roughers and five belt conveyors underwent major overhauls. By the end of 2020, the plant plans to replace two vibrating centrifuges, three screens and other equipment.

Southern Kuzbass Coal Company’s Sibir Washing Plant installed several new machines and equipment, including a vibrating centrifuge and a pumping outfit.

Yet another Southern Kuzbass Coal Company’s washing plant, Kuzbasskaya, replaced two rotors of a screen bowl centrifuge and a separator’s basket wheel. A large-scale campaign of replacing conveyor belts on the plant’s major routes is currently under way. By the end of the year, the plant intends to upgrade its pumping equipment and repair the jig washer.

Another Kuzbass washing plant, Tomusinskaya, replaced two coal pumps, a centrifugal dryer, and a turboblower. Also, the continuous handling system’s equipment has been repaired. By the end of this year, yet another centrifuge, two conveying belt feeders and other equipment will be replaced.

Korshunov Mining Plant’s washing plant launched the following equipment this year — an unbalanced throw screen for screening iron ore and two electric pumps to ensure uninterrupted work of exhaust ducts and a fire water line. The plant is due to acquire four magnetic roughers and 12 hydrocyclones for its washing operations.

“Upgrade of our washing facilities is a key condition for increasing production output and improving our equipment’s reliability, which is to say, rhythmic production of concentrates, both coal and iron ore ones. We export a large share of our finished products, so we make extra effort to ensure consistently high quality,” Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov said.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 17, 2020

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